Exhibit (a)(5)(i)

PRESS RELEASE
FOR IMMEDIATE RELEASE
06-13

Contacts:	James Haddox, CFO	Ken Dennard / ksdennard@drg-e.com
	Reba Reid	Lisa Elliott / lelliott@drg-e.com
	Quanta Services Inc.	DRG&E
	713-629-7600	713-529-6600
Quanta Services Obtains $300 Million Credit Facility
and Announces Results of Tender Offer
     Houston — June 15, 2006 — Quanta Services, Inc. (NYSE: PWR) announced today that it has entered into an amended and restated five-year credit agreement with a syndicate of lenders led by Bank of America, N.A. The $300.0 million senior secured revolving credit facility matures on June 12, 2011 and replaces Quanta’s previous $182.0 million credit facility. The amended credit agreement contains customary financial and other covenants and provides improved flexibility for certain matters including acquisitions, investments, capital expenditures, subordinated indebtedness and debt prepayments.
     “We are extraordinarily pleased with the results of our refinancing efforts during the second quarter of 2006,” said James H. Haddox, CFO of Quanta Services, Inc. “These refinancing activities will provide Quanta with increased financial flexibility, lengthened debt maturities and lower borrowing costs. Considering our substantial cash balance, the facility will be initially used for letters of credit totaling $124.4 million, which will be priced at 1.625% of the face amount of the letters of credit versus approximately 3.0% under the previous credit facility.”
     Quanta Services also announced today the expiration and final results of its cash tender offer for any and all of its outstanding 4.0% Convertible Subordinated Notes due 2007. The tender offer expired at midnight, New York City time, on June 13, 2006.
     As of the expiration date of the tender offer, $139,227,000 principal amount of the notes, representing approximately 80.7% of the notes outstanding, had been validly tendered pursuant to the tender offer, all of which Quanta accepted for payment. Each holder who tendered notes on or before the expiration date will receive $985 in cash for each $1,000 of principal amount of notes tendered, plus accrued and unpaid interest up to, but not including, the date the notes are paid pursuant to the offer. Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. acted as Dealer Managers in connection with the tender offer.
     As a result of amending the credit agreement and the repurchase of the convertible notes, Quanta expects to record a charge in the second quarter of 2006 of approximately $3.2 million related to the write-off of deferred financing costs. Partially offsetting this charge will be a gain on early extinguishment of debt of approximately $1.6 million, net of the tender offer costs.
- more -

     In conjunction with the restated credit agreement, Quanta Services will file a Form 8-K with the Securities and Exchange Commission. This filing will also be available on the company’s web site at www.quantaservices.com.
Quanta Services, Inc.
     Quanta Services, Inc. is a leading provider of specialized contracting services, delivering end-to-end network solutions for electric power, gas, telecommunications and cable television industries. The company’s comprehensive services include designing, installing, repairing and maintaining network infrastructure nationwide.
     This press release contains forward-looking statements intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements relating to strategies, expectations, intentions, plans, future events, performance, underlying assumptions, and other statements that do not relate strictly to historical or current facts. Although Quanta’s management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements can be affected by inaccurate assumptions and by a variety of risks and uncertainties, including, among others, general economic conditions, the company’s reported results meeting the company’s guidance and the expectations of the market, and other risks, including risks related to Quanta’s operations and financial condition, detailed in Quanta’s Annual Report on Form 10-K for the year ended December 31, 2005, Quanta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and any other reports of the company filed with the Securities and Exchange Commission. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expressed or implied in any forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of this date. Quanta does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of these risks, uncertainties and assumptions, investors are urged to refer to Quanta’s reports filed with the Securities and Exchange Commission.
# # #